4/17

02069086

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vantech (VRB) Technology Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34688 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 1/15/03

34688

ARS
6-30-02

Auditors' Report and Consolidated Financial Statements of

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

June 30, 2002 and 2001

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Vanteck (VRB) Technology Corp.
(a development stage enterprise)

We have audited the consolidated balance sheets of Vanteck (VRB) Technology Corp. (a development stage enterprise) as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 8, 2002

VANTECK (VRB) TECHNOLOGY CORP.
(A development stage enterprise)
Consolidated Balance Sheet
June 30, 2002 and 2001

		2002		2001
				(Restated - Note 13)
ASSETS				
CURRENT				
Cash and cash equivalents	$	**413,521**	$	1,528,935
Accounts receivable		**424,988**		3,454
Advances receivable (Note 3)		**406,000**		-
Other receivables		**54,095**		72,312
		1,298,604		1,604,701
FIXED ASSETS (Note 4)		**87,667**		802,563
INVESTMENT IN PINNACLE VRB LIMITED (Note 5)		-		2,379,736
LICENSING RIGHTS		-		1,368,820
DEFERRED EXPENDITURES (Note 6)		**3,834,847**		-
	$	**5,221,118**	$	6,155,820
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**1,070,724**	$	235,475
NON-CONTROLLING INTEREST (Note 14)		**860,332**		-
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		**33,704,073**		19,165,652
Cumulative translation adjustment		**89,265**		-
Deficit		**(30,503,276)**		(13,245,307)
		3,290,062		5,920,345
	$	**5,221,118**	$	6,155,820

INCORPORATION AND NATURE OF OPERATIONS (Note 1)

APPROVED ON BEHALF OF THE BOARD:

(Signed) Donald Nicholson

Donald Nicholson, Director

(Signed) R. John Fraser

R. John Fraser, Director

See accompanying Notes to the Consolidated Financial Statements.

VANTECK (VRB) TECHNOLOGY CORP.

(A development stage enterprise)

Consolidated Statement of Operations and Deficit

Years ended June 30, 2002 and 2001

	2002	2001 (Restated - Note 13)
REVENUE		
Interest income	$ **49,849**	$ 64,770
Royalties and fees	**47,674**	-
Other income	**91,376**	-
	188,899	64,770
EXPENSES		
Amortization and depreciation	**406,488**	-
Bank charges	**2,508**	1,080
Consulting	**999,943**	454,493
Foreign exchange losses	**30,452**	-
Investor relations	**38,500**	59,941
Office and general	**208,770**	64,522
Professional fees	**603,203**	229,105
Regulatory fees	**14,083**	18,321
Research and development (Note 8)	**1,089,286**	-
Shareholder communication	**74,248**	15,801
Stock exchange listing costs	**119,539**	-
Transfer agent fees	**30,068**	6,214
Travel and accommodation	**229,106**	358,569
	3,846,194	1,208,046
OPERATING LOSS	**(3,657,295)**	(1,143,276)
OTHER ITEMS		
Share of loss of Pinnacle VRB Limited	**(296,202)**	(678,416)
Write-down of fixed assets	**(206,247)**	-
Provision for irrecoverable advances	**(496,730)**	-
Write-down of goodwill (Note 5)	**(12,861,736)**	-
Non-controlling interest (Note 14)	**260,241**	-
	(13,600,674)	(678,416)
NET LOSS	**(17,257,969)**	(1,821,692)
DEFICIT, BEGINNING OF YEAR (Note 13)	**(13,245,307)**	(10,242,932)
RELATED PARTY TRANSACTION ADJUSTMENT (Note 5)	**-**	(1,180,683)
DEFICIT, END OF YEAR	$ **(30,503,276)**	$ (13,245,307)
LOSS PER SHARE	$ **(0.50)**	$ (0.08)

See accompanying Notes to the Consolidated Financial Statements.

VANTECK (VRB) TECHNOLOGY CORP.
(A development stage enterprise)
Consolidated Statement of Cash Flows
Years ended June 30, 2002 and 2001

	2002	2001 (Restated - Note 13)
OPERATING ACTIVITIES		
Net loss	$ **(17,257,969)**	$ (1,821,692)
Items not affecting cash:		
Depreciation and amortization	**406,488**	-
Write-down of goodwill	**12,861,736**	-
Share of loss of Pinnacle VRB Limited	**296,202**	678,416
Write-down of fixed assets	**206,247**	-
Provision for irrecoverable advances	**496,730**	-
Non-controlling interest	**(260,241)**	-
Change in non-cash working capital (net of effects of acquisition of subsidiary)		
Decrease (increase) in accounts receivable	**(419,952)**	1,268
Decrease (increase) in other receivables	**48,578**	(72,312)
Increase in advances receivable	**(704,940)**	-
Increase in accounts payable	**739,927**	126,491
	(3,587,194)	(1,087,829)
FINANCING ACTIVITIES		
Issuance of common shares	**1,688,166**	4,803,315
Shares issued by subsidiary to non-controlling interest	**455,719**	-
	2,143,885	4,803,315
INVESTING ACTIVITIES		
Purchase of fixed assets	**(88,432)**	(802,563)
Proceeds on disposal of fixed assets	**621,262**	-
Acquisition of Pinnacle VRB Limited, net of cash acquired	**(203,199)**	(1,442,020)
	329,631	(2,244,583)
FOREIGN EXCHANGE GAIN ON CASH HELD IN FOREIGN CURRENCY	**(1,736)**	-
NET CASH (OUTFLOW) INFLOW	**(1,115,414)**	1,470,903
CASH, BEGINNING OF YEAR	**1,528,935**	58,032
CASH, END OF YEAR	$ **413,521**	$ 1,528,935
SUPPLEMENTARY INFORMATION:		
Issuance of common shares in exchange for investment in Pinnacle VRB Limited	$ **12,850,255**	$ -

See accompanying Notes to the Consolidated Financial Statements.

1. INCORPORATION AND NATURE OF OPERATIONS

Vanteck (VRB) Technology Corp. (the "Company") was incorporated under the Canada Business Corporations Act by registration of Articles of Incorporation on November 13, 1986 under the name Senn D'Or Inc. On August 27, 1993 the Company changed its name to Venoro Gold Corp. and subdivided its issued share capital on the basis of three common shares of Venoro Gold Corp. for each issued common share of Senn D'Or Inc. Effective December 3, 1997, the Company changed its name to New Venoro Gold Corp. and consolidated its share capital on the basis of eight common shares for one new common share. Effective May 1, 2000, the Company changed its name to Vanteck (VRB) Technology Corp.

The Company is the holder of 100% of the issue of capital of Vanteck International Limited, a British Virgin Islands company incorporated on March 24, 2000 for the purpose of holding the Company's interest in the licensing rights for Africa for the Vanadium Redox Battery. On June 5, 2002, the Company incorporated wholly-owned subsidiary VRB Power (U.S.) Inc. for the purpose of developing its operations in the U.S.A. During 2001 and 2002 the Company acquired 73.04% of Pinnacle VRB Limited ("Pinnacle"), a company listed on the Australian Stock Exchange. Pinnacle holds the world-wide patents for the Vanadium Redox Battery.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern presumption is not appropriate, then assets may be realized at amounts significantly lower than the current carrying values. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) *Basis of presentation and operations*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries Vanteck International Limited and VRB Power (U.S.) Inc., and its controlled subsidiary, Pinnacle. The results of operations include the accounts of Pinnacle from the date of acquisition of control (November 27, 2001) to the period ended June 30, 2002.

(b) *Investment*

Investment in Pinnacle was accounted for using the equity method up to the date of acquisition of control on November 27, 2001, after which time the accounts of Pinnacle have been consolidated with the Company's.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Fixed assets*

Fixed assets are stated at cost and will be depreciated over their estimated useful life on a straight-line basis as follows:

Office furniture	20%
Computer equipment	25%
Cell stacks, power supply and other	20%

(d) *Goodwill*

Goodwill represents the amount paid by the Company in excess of the book value of net assets acquired of Pinnacle and is being amortized over a period of ten years. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

(e) *Revenue recognition*

Interest revenue is recognized on proportional basis, taking into account the interest rates applicable to the financial assets. Royalty revenue is recognized when the right to receive the revenue has been established.

(f) *Research and development*

Research costs are expensed as incurred.

Product and technology development costs, which meet with the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology.

Deferred expenditures represent expenditures incurred in relation to the VRB technology and are being amortized over ten years. Its value will be reviewed periodically by management to ensure it is not in excess of its recoverable amount.

(g) *Foreign currency translation*

The accounts of self-sustaining foreign operations are accounted for by the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at prevailing rates of exchange on each balance sheet date and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations. Gains and losses on translation are deferred as a separate component of shareholders' equity.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Foreign currency translation (continued)

Other monetary assets and liabilities denominated in other than Canadian dollars are translated using the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated using average exchange rates prevailing during the period. Gains and losses on foreign currency transactions are recorded in the consolidated statement of operations.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks, and investments in securities with initial terms to maturity of three months or less.

(i) Income taxes

The Company accounts for income taxes under the liability approach which provides for income taxes based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Future tax assts are recognized only to the extent that, in the opinion of management, it is more likely than not that the income tax assets will be realized.

(j) Stock-based compensation plans

The Company has a stock-based compensation plan. Under the plan, options are granted at fair value. No compensation expense is recognized for options granted under the plan when stock options are issued to directors, employees and others. Any consideration paid by directors and employees on exercise options is credited to share capital.

(k) Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding for the periods presented. The effect of options and warrants are not dilutive and therefore diluted loss per share has not been disclosed.

(l) Comparative figures

Certain of the comparative figures of prior years have been reclassified to conform with the presentation adopted during the current period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of reported amounts or revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, determination of fair value on acquisitions, taxes and contingencies. Actual results may differ significantly from these estimates.

3. ADVANCES RECEIVABLE

		2002		2001
Advances to ParaLynx Internet Inc., a B.C. company with interest at 10%, due between August 8, 2002 to October 31, 2002, secured by promissory notes and a mortgage over real property	$	**225,000**	$	-
Advance to Federation Group Limited, by Pinnacle, due on October 24, 2002, bearing interest at 12% per annum (AUD$200,000).		**171,000**		-
Advance to Bell Resources Corporation		**10,000**		-
	$	**406,000**	$	-

Paralynx Internet Inc. ("Paralynx") did not deal with the Company at arm's length due to a relationship between Paralynx and the former chief executive officer of the Company.

Federation Group Limited is a major shareholder of the Company.

Bell Resources Corporation is related to the Company in that the Company's former chief executive officer was a director of Bell Resources Corporation.

4. FIXED ASSETS

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Furniture and equipment	**$ 153,656**	**$ 65,989**	**$ 87,667**	$ -
Cell stacks	-	-	-	698,167
Power supply and other	-	-	-	104,396
	$ 153,656	**$ 65,989**	**$ 87,667**	$ 802,563

During the year ended June 30, 2002, the Company realized a loss of $206,247 on the disposal of cell stacks, power supply and other fixed assets.

5. INVESTMENT IN PINNACLE VRB LIMITED

On January 19, 2001, the Company reached an agreement with its then controlling shareholder, Federation Group Limited ("Federation"), to acquire its interest in the issued shares and options of Pinnacle, that in aggregate represented 19.99% of the then issued capital of Pinnacle. In exchange, the Company issued to Federation 3,000,000 treasury shares at a deemed price of $1.00 per share. On this date, the carrying value of the investment in Federation's books was approximately $1,819,317 (AUD$2,155,333), which value the Company recorded as its acquisition cost due to the fact that the transaction was of a related party nature.

On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued ordinary shares of Pinnacle on the basis of one Vanteck share for every four Pinnacle shares. On December 5, 2001, the bid was closed. The Company issued 8,596,788 shares valued at between $1.05 and $1.75 per share for total consideration of $12,850,255. In addition, the Company incurred $676,724 in transaction costs which have been capitalized as part of the acquisition. As a result of the bid and of the acquisition of Pinnacle shares from Federation in January 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002. The Company has accounted for its transaction as a business acquisition and has consolidated the results of Pinnacle with effect from November 27, 2001.

5. INVESTMENT IN PINNACLE VRB LIMITED (Continued)

The fair value of Pinnacle at the time of the acquisition of a control position by the Company was as follows:

Current assets	$	501,355
Fixed assets		47,942
Investments		193,163
Deferred expenditures		4,027,730
		4,770,190
Current liabilities		91,190
Net assets		4,679,000
Goodwill		8,847,979
	$	13,526,979

At June 30, 2002, the Company reviewed the carrying value of the goodwill for impairment and determined that a full provision against the carrying value should be charged to the statement of operations. The charge taken during the year includes goodwill arising from previous acquisitions of $2,637,852 and the write-off of licensing rights of $1,375,905 for a total charge of $12,861,736.

6. DEFERRED EXPENDITURES

		2002		2001
Deferred VRB license acquisition expenditures	**$**	**4,657,867**	$	-
Less: Accumulated amortization		**823,020**		-
	$	**3,834,847**	$	-

7. SHARE CAPITAL

Authorized

An unlimited number of common shares without par value

Common shares issued

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Outstanding, beginning of period	**26,986,806**	**$ 19,165,652**	14,623,445	$ 10,812,337
Warrants exercised	**2,387,333**	**1,585,666**	3,924,333	1,988,000
Options exercised	**185,000**	**102,500**	165,000	88,500
Shares issued for investment in Pinnacle (Note 7 (a))	**8,596,788**	**12,850,255**	3,000,000	3,000,000
Shares issued by way of exchange offering prospectus (Note 7 (b))	-	-	2,400,000	1,077,000
Shares issued by way of brokered private placement (Note 7 (c))	-	-	2,000,000	1,874,815
Shares issued by way of non-brokered private placement (Note 7 (c))	-	-	325,000	325,000
Shares issued for corporate finance fee and finder's fee	-	-	549,028	-
Outstanding, end of period	**38,155,927**	**$ 33,704,073**	26,986,806	$ 19,165,652

(a) On July 20, 2001, the Company lodged a Bidder's Statement with the Australian Securities and Investment Commission for an unconditional bid to acquire all of the issued shares of Pinnacle on the basis of 1 Vanteck share for every 4 Pinnacle shares. The bid closed on December 5, 2001. Consequently, the Company issued 8,596,788 common shares, valued at between $1.05 and $1.75 per share (Note 5).

7. **SHARE CAPITAL (Continued)**

(b) On July 26, 2000, the Exchange Offering Prospectus ("EOP") was completed by the Company on the Canadian Venture Exchange ("CDNX") to raise $1,200,000 gross proceeds through the sale of 2,400,000 units of its securities at $0.50 per unit. Each Unit consisted of one common share of the Company and one non-transferable common share purchase warrant (the "Warrant"). Each whole warrant entitles its holder to acquire one additional common share of the Company at any time until the expiry of 12 months from the closing date of the Offering (the "Exercise Period") at $0.75 during the first six months of the Exercise Period and $1.00 for the next six-month period. The Company has the right to call the Warrants on 14 days written notice in the event the closing price of the shares on the CDNX exceeds the then current exercise price by 50% for 10 consecutive trading days and the aggregate number of the Company's shares traded on the CDNX during the period is at least 250,000 shares. In addition, Pacific International Securities Inc. (the "Agent") was entitled to 50,000 Agents' Shares and up to 360,000 Agents' Warrants.

(c) During the year ended June 30, 2001, the Company completed a brokered private placement through the Agent and a non-brokered private placement. The total closed amount of the brokered private placement before commission was $2,000 at a price of $1.00 per unit ("Unit") and the total closed amount of the non-brokered private placement was $325,000 at a price of $1.00 per Unit. Each Unit consisted of one share and one non-transferable share purchase warrant (2,000,000 Series "D" or "F" and 325,000 Series "C" or "E"). Each Warrant is exercisable over a period of one year from the respective closing dates (January 15, 2001 and February 7, 2001) at an exercise price of $1.00. The Agent received a commission paid equal to 7.5% on the funds raised on the brokered private placement, paid for by $67,639 in cash and 82,631 in shares. In addition, the Agent also received non-transferable share purchase warrants (Series "G") that entitle the Agent to purchase up to 16% (being 320,000 common shares) of the brokered private placement amount for one year from the date of closing, at an exercise price of $1.00. In addition, the Agent also received 50,000 Units as a corporate finance fee consisting of one common share and one share purchase warrant (Series "H").

Proceeds from the private placement have been used to exercise the options of Pinnacle which were assigned to the Company from Federation.

(d) During the year ended June 30, 2000, the Company issued 5,000,000 common shares were issued in substitution for 5,000,000 Special Warrants as contemplated in the original agreement. These 5,000,000 common shares were the subject of a hold period imposed by the British Columbia Securities Act and Rules which expired April 14, 2001. The Performance Shares are subject to share restrictions imposed by Local Policy 3-07 of the British Columbia Securities Commission and are held in an escrow established by an agreement dated March 14, 2000 and are subject to pro rata release equal to the amount of cumulative cash flow not previously applied towards released dividend by the "earn-out price." The earn-out price was determined on the date of the closing of the Federation transaction as $0.0841.

7. **SHARE CAPITAL (Continued)**

Share purchase warrants

	Outstanding at June 30, 2001	Issued	Exercised	Outstanding at June 30, 2002	Exercise Price	Expiry Date
Series "A" Warrants	1,233,333	-	(1,233,333)	-	$ -	-
Series "B" Warrants	954,800	-	(954,800)	-	-	-
Series "C" Warrants	225,000	-	-	225,000	1.16	January 25, 2003
Series "D" Warrants	1,388,000	-	-	1,388,000	1.16	January 25, 2003
Series "E" Warrants	100,000	-	-	100,000	1.16	February 7, 2003
Series "F" Warrants	612,000	-	(5,000)	607,000	1.16	February 7, 2003
Series "G" Warrants	320,000	-	(130,000)	190,000	1.16	February 7, 2003
Series "H" Warrants	50,000	-	(50,000)	-	-	-
Agents' Warrants	14,200	-	(14,200)	-	-	-
	4,897,333	-	(2,387,333)	2,510,000		

Each warrant is convertible into one common share of the Company. During the year ended June 30, 2002, the Company obtained regulatory approval to extend the expiry by one year and to increase the exercise price to $1.16.

Stock options

All stock options are exercisable, have an exercise price of $0.50 per option and expire May 9, 2005.

	Number of Options	
	2002	2001
Outstanding, beginning of period	**$ 2,000,000**	$ 1,940,000
Options granted	**-**	225,000
Options exercised	**(185,000)**	(165,000)
Options expired	**(665,000)**	-
Outstanding, end of period	**$ 1,150,000**	$ 2,000,000

340,000 of these options expired on October 26, 2002.

7. SHARE CAPITAL (Continued)

Stock options (continued)

Subsequent to the year end, the following additional options have been granted:

1,175,000	exercisable at $0.30, expiring on August 26, 2007
575,000	exercisable at $0.21, expiring on September 26, 2007
800,000	exercisable at $0.10, expiring on November 1, 2004

8. RESEARCH AND DEVELOPMENT

Research and development expenditures are comprised of the following:

Costs on Castle Valley VRB project to date	$	1,735,437
Less: Recoveries		797,996
		937,441
Other research and development projects		151,845
	$	1,089,286

In December 2001, the Company entered into an agreement to install a VRB Power system in Castle Valley, Utah, on behalf of a customer. It was acknowledged between the parties that the system was experimental in nature and would be used as a developmental model for North America. The agreement provides for the Company to recover the costs of equipment and certain related expenditures from the customer, with all other costs, including cost overruns, to be borne by the Company. It is anticipated that the project will be completed by early 2003, with estimated net costs of $1,060,000 still to be incurred.

9. RELATED PARTY TRANSACTIONS

(a) During the year ended June 30, 2002, consulting and professional fees of $657,982 (2001 - $127,250) were paid to certain directors and management companies controlled by certain directors of the Company and its subsidiaries.

(b) The Company paid an amount of $146,934 to Federation to reimburse expenses related to the takeover of Pinnacle. During the year ended June 30, 2002, the Company earned approximately $1,710 of interest from Federation (Note 3). Federation is a major shareholder of the Company with a representative on the Company's board of directors.

(c) During the year, the Company advanced an amount of $142,280 to a company with a common director. The loan, which bore interest at prime rate plus 3% plus a bonus on repayment of $10,000, was repaid during the year. The bonus was received subsequent to the year end.

10. INCOME TAXES

The Company has non-capital losses of $4,879,687 (2001 - $2,745,480) available to reduce future taxable income. The benefits related to these losses expire as follows:

2003	$	506,464
2004		232,672
2005		97,827
2006		50,411
2007		283,621
2008		946,505
2009		2,762,187

The potential tax benefit of the operating losses in the current year, which at the statutory tax rate of 44% ($1,215,000), has not been recognized in the tax provision as it is uncertain that the benefit will be realized.

No recognition has been given in these financial statements to the potential tax benefits associated with these losses.

Deferred income tax assets		
Net operating tax loss carry forwards	$	1,737,000
Book and tax base differences in assets		639,000
		2,376,000
Valuation allowance		(2,376,000)
	$	-

11. SUBSEQUENT EVENTS

(a) In July 2002, the Company completed a private placement of 560,000 units at $0.50 per unit. Each units consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at $0.50 for one year. A finders fee of 10% was paid.

(b) On August 23, 2002, Pinnacle announced the establishment of a share purchase plan. Pinnacle offered to issue new shares at $0.20 to certain existing shareholders. As at October 31, 2002, 2,222,500 shares had been issued by Pinnacle. This reduces the Company's holding in Pinnacle from 73.04% to 70.51%.

11. SUBSEQUENT EVENTS (Continued)

(c) In September 2002, the Company raised $250,000 by way of a non-convertible debenture. The debenture, which is secured by a general charge on the assets of the Company, bears interest at 10% per annum and is repayable in the event that the Company completes a financing of $1,000,000 or more. The Company issued 399,999 shares as bonus and finders fees relating to this transaction.

(d) In August 2002, the Company entered into a joint venture with Schmitt Industries, Inc. ("Schmitt") to manufacture and market stationery applications of the VRB Power System for the residential and light commercial markets using modules of 1 to 5kW. Schmitt and the Company will each hold a 50% beneficial interest in the joint venture. The Company will contribute its patented technologies while Schmitt will contribute its facilities, staff and capital as required.

12. FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including accounts receivable, advances receivable, other receivables, accounts payable and accrued liabilities approximate fair value.

The Company undertakes transactions denominated in U.S. and Australian dollars and, as such, is exposed to price risk due to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

13. CORRECTION OF AN ERROR

In preparation of the June 30, 2002 financial statements, it was identified that $135,395 of expenses had not been included within the June 30, 2001 statement of operations. The effect of this error was an understatement of expenses, loss for the year and accounts payable, each in the amount of $135,395. The financial statements as at June 30, 2001 and for the year then ended have been restated to reflect these changes.

14. NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Pinnacle attributable to the 26.96% equity interest of Pinnacle not owned by the Company.

		2002		2001
Balance at November 27, 2001	$	1,120,573	$	-
Share of net loss of Pinnacle for the period		(260,241)		-
Balance at June 30, 2002	$	860,332	$	-

SCHEDULE B

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended June 30, 2002

1. ANALYSIS OF EXPENSES

See Consolidated Statements of Loss and Deficit for details.

Additional Information:

Consulting Fees year ended June 30, 2002

	Pinnacle VRB Limited (CDN$)	Vanteck (VRB) Technology Corp. (CDN$)	Consolidated (CDN$)
Engineering and technical services	-	294,122	294,122
Management services	428,725	182,107	610,832
Information technology services		17,500	17,500
Takeover bid advisory services	21,175	20,000	41,175
Marketing and public relations		74,355	74,355
Administrative services		41,426	41,426
Other	(92,721)	13,254	(79,467)
	357,179	642,764	999,943

Professional Fees for the year ended June 30, 2002

	Pinnacle VRB Limited (CDN$)	Vanteck (VRB) Technology Corp. (CDN$)	Consolidated (CDN$)
Accounting services	45,094	77,146	122,240
Audit fees and tax services	13,228	18,391	31,619
Legal fees	352,215	97,129	449,344
	410,537	192,666	603,203

2. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2002 consulting and professional fees of $657,982 were paid to certain Directors and management companies controlled by certain Directors of the Company and its subsidiaries.

3.(a) SECURITIES ISSUED

(i). DURING THE QUARTER ENDED SEPTEMBER 30, 2001:

- 954,800 common shares pursuant to the exercise of Series "B" share purchase warrants at $1.00 for proceeds of $954,800;
- 5,000 common shares pursuant to the exercise of Series "F" share purchase warrants at $1.00 for proceeds of $5,000;
- 14,200 common shares pursuant to the exercise of Agents Share Purchase Warrants at $1.00 for proceeds of $14,200;
- 5,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $4,500;

- 2,285,209 common shares in exchange for 9,140,836 shares of Pinnacle VRB Limited ("Pinnacle") pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(ii). DURING THE QUARTER ENDED DECEMBER 31, 2001:

- 130,000 common shares pursuant to the exercise of Series "G" share purchase warrants at $1.00 for proceeds of $130,000;
- 50,000 common shares pursuant to the exercise of Series "H" share purchase warrants at $1.00 for proceeds of $50,000;
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds of $9,000;
- 6,311,579 common shares in exchange for 25,246,389 shares of Pinnacle pursuant to the Company's 1 Vanteck share for every 4 Pinnacle shares unconditional bid for all the issued ordinary shares of Pinnacle.

(iii). DURING THE QUARTER ENDED MARCH 31, 2002:

- 1,233,333 common shares pursuant to the exercise of Series "A" share purchase warrants at $0.35 for proceeds of $431,666; and
- 10,000 common shares pursuant to the exercise of stock options at $0.90 for proceeds receivable of $9,000.

(iv). DURING THE QUARTER ENDED JUNE 30, 2002:

- 160,000 common shares pursuant to the exercise of stock options at $0.50 for proceeds of $80,000.

3.(b) OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2002

None

4.(a)&(b) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	Unlimited	38,155,927	$33,704,073

4.(c) OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2002

Security	Number	Exercise Price	Expiry Date
Series "C" Warrants	225,000	$1.16	January 25, 2003
Series "D" Warrants	1,388,000	$1.16	January 25, 2003
Series "E" Warrants	100,000	$1.16	February 7, 2003
Series "F" Warrants	607,000	$1.16	February 7, 2003
Series "G" Warrants	190,000	$1.16	February 7, 2003
Options	1,150,000	$0.50	May 9, 2005

On December 18, 2001 the Company received Canadian Venture Exchange acceptance to the extension and repricing of its Series "C", "D", "E", "F" and "G" Warrants for 1 year, exercisable at $1.16 (formerly $1.00).

4.(d) SHARES IN ESCROW AS AT JUNE 30, 2002

A total of 5,000,000 performance shares are held in escrow as at June 30, 2002.

5. DIRECTORS AND OFFICERS AS OF REPORTING DATE

Directors

R. John Fraser
David I. McLaughlin
Donald Nicholson
Peter Stedwell

Officers

Donald Nicholson - President and Chief Executive Officer
Gavin Cooper – Chief Financial Officer
Jay Sujir – Corporate Secretary

SCHEDULE C

VANTECK (VRB) TECHNOLOGY CORP.
QUARTERLY REPORT
For the Quarter Ended June 30, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company is engaged in the commercialization of the VRBPower System. The VRBPower System is an electrical energy storage system based on the patented Vanadium Redox Battery ("VRB") held under license from Pinnacle VRB Limited, Australia ("Pinnacle"). The license with Pinnacle, which was assigned to the Company by Federation Resources NL ("Federation") of Australia through a reverse takeover, provides Vanteck with all right, title and interest to exploit and utilize the technology within the Continent of Africa. The technology was originally developed and patented by the University of New South Wales ("UNSW"), Australia. In 1998, Pinnacle acquired from Unisearch, the commercial arm of UNSW which included all technology rights for the VRB technology.

The VRBPower System is an electrical energy storage system based on the patented vanadium-based redox regenerative fuel cell that converts chemical energy into electrical energy. Energy is stored chemically in different ionic forms of vanadium in a sulphuric acid electrolyte. The electrolyte is pumped from separate storage tanks into flow cells across a proton exchange membrane, one form of electrolyte is electrochemically oxidized and the other is electrochemically reduced. This creates a current that is collected by electrodes and made available to and external circuit. The reaction is reversible allowing the battery to be charged, discharged and recharged.

The VRBPower System is a flexible, scalable and modular energy storage system with optimized automated intelligent control and operational management electronics. The VRBPower System is a proprietary design and software that integrates and co-ordinates 3 subsystems: the hydraulic subsystem which includes the electrolyte tanks, pipes, pumps, heat exchangers and control valves; the electrical subsystem which includes the cell stack connections and the power conditioning system (PCS) with the bi-directional inverter and the control subsystem which includes pump control, electronics for valve control, switching and safety components and sensors.

Operations

As previously reported TSI/Eskom of South Africa agreed to trial for purposes of Uninterruptible Power Supply ("UPS") an initial 250 kW – 520 kW hour constant power VRB connected to a 400 VAC line in Cape Town, South Africa along with a range of other power utility application tests. The TSI/Eskom demonstration test was to protect sensitive load equipment against short duration dips and line interruptions and to improve line power quality. The cell stacks for the TSI/Eskom unit were purchased from Sumitomo Electric Industries Ltd. ("SEI") Japan. The other components were secured primarily in South Africa in conjunction with Vanteck's alliance partners namely Highveld Steel and Vanadium Corporation ("Highveld") and TSI/Eskom.

The formal launch and first public operational demonstration of the company's 250 kW – 520 kWh VRBPower System, installed for TSI-Eskom of South Africa at the University of Stellenbosch, Cape Town, South Africa was held on Friday October 26, 2001 at the University of Stellenbosch.

The TSI/Eskom VRBPower System unit was the first and largest system to be independently engineered, assembled and installed outside of Japan and will be the first independent trial of the VRB technology outside of Japan.

As part of Vanteck's commercialisation strategy for the VRB technology in South Africa and the African market Vanteck, as previously reported, has entered into a tripartite Heads of Agreement with TSI-Eskom and Highveld of Witbank, South Africa.

Highveld is a substantial steel and ferro-alloy producer and is the largest producer of vanadium in the world. The Company also recently reported that an expansion of its vanadium electrolyte pilot plant situated at Highveld's Witbank facilities was completed in January, 2002 to provide for further bulk manufacturing of vanadium electrolyte.

Eskom is the fifth largest power utility in the world and the dominant South African power utility supplying approximately 95% of the country's electricity requirements, which amounts to more than half of the electricity generated on the African continent. Eskom has 26,461 kilometres of transmission lines, which span the entire country and also carry power to neighbouring countries. As a member of the Southern African Power Pool (SAPP), which consists of 12 national utilities, Eskom also supports the development of a southern African transmission grid to encourage cooperation and accelerate economic growth in the region.

The Vanteck, TSI-Eskom, Highveld alliance has been formed for the purpose of among other things: (i) having TSI-Eskom identify and host certain demonstration trial sites for Vanteck's VRBPower System; (ii) establishing through demonstration trials the further development of the technology as an energy storage system for the South Africa and the African market for which TSI-Eskom operates; and (iii) providing a framework for the parties to bring together their particular strengths and credibility as well as their technical and operational resources with respect to the commercialization of the technology.

PacifiCorp Installation

The Company announced on January 30, 2002 it entered into an agreement to supply PacifiCorp with 250 kW – 2000 kWh (8 hour) VRBPower System. PacifiCorp, an Oregon based subsidiary of United Kingdom utility Scottish Power (NYSE: SPI), provides electric service to approximately 1.5 million customers in Utah, Wyoming, Oregon, Washington, Idaho and California. With a service area of more than 135,000 square miles, PacifiCorp has one of the most extensive transmission systems in the U.S. PacifiCorp, with approximately $4 billion in sales, is one of the lowest-cost electricity providers in the U.S. and generates about 8,000 megawatts from coal, hydro, gas-fired combustion turbines, geothermal and renewable wind power. The VRBPower System, which will be modular and relocatable in design, will be used by PacifiCorp to supply peak power capacity (charging in the off-peak hours) and provide end of line voltage support (supplying up to 250 kVAR of reactive power) in a remote area in southeastern Utah. The stored energy and voltage support available through this unit lets PacifiCorp maintain reliable electric service in the area while deferring the need to build a new substation. Because the unit is portable, it can be moved to another location as needed in the future. The PacifiCorp 250 kW – 2000 kWh system is the first large-scale commercial user-based application of VRB technology in North America.

Acquisition of Pinnacle VRB Limited and Takeover Bid Status

On January 19, 2001, the Company reached an agreement with Federation to acquire from Federation its interest in the issued shares and options of Pinnacle that in the aggregate represented 19.94% of the then issued capital of Pinnacle.

Pinnacle is an Australian Stock Exchange ("ASX") listed company which holds all of the Intellectual Property and Patent rights to the VRB technology subject to Licences with SEI and Vanteck, which holds all right, title and interest to the technology for the continent of Africa, subject only to the terms of the SEI licence.

On July 20, 2001, the Company commenced an arm's length takeover bid for all of the issued ordinary shares of Pinnacle and filed a bidder's statement and offer document (offering one share of the Company in exchange for every 4 ordinary shares of Pinnacle) with the Australian Securities and Investment Commission. On December 5, 2001 the bid was closed.

As a result of the bid and of the acquisition of Pinnacle shares from Federation during January, 2001, the Company held 73.04% of the issued Pinnacle ordinary shares as of June 30, 2002.

On April 16, 2002 Pinnacle announced that it had entered into new agreements with SEI and Vanteck that will expedite the commercialization of the VRBPower System particularly in the major U.S.A. and European energy storage markets. These agreements will enable Pinnacle to secure all or part of any VRBPower System from SEI, electrolyte from Vanteck and will also secure an increased income stream from each and every VRBPower System installed worldwide.

Financings

During the year ended June 30, 2002 share purchase warrants totaling $1,585,666 were exercised, comprising 1,154,000 warrants at $1.00 per share and 1,233,333 warrants at $0.35 per share. 25,000 stock options at $0.90 per share and 160,000 stock options at $0.50 per share were exercised for a total consideration of $102,500.

Investor Relations Activities

Investor relations activities for the Company are currently being carried out by in-house personnel.

Subsequent Events

Subsequent to June 30, 2002 a total of 3,125,000 options were granted, 1,750,000 exercisable at $0.30 per share, 575,000 exercisable at $0.21 per share and 800,000 exercisable at $0.10 per share. In addition, 340,000 stock options, exercisable at $0.50 per share expired.

In July, 2002 the Company completed a non-brokered private placement of 560,000 units of Vanteck at a price of $0.50 per unit. Each Unit comprised of one common share and one common share purchase warrant with each warrant entitling the holder to acquire one Vanteck common share at a price of $0.50 per unit for a period of one year. This private placement provided Vanteck with total gross proceeds of $280,000.

On July 26, 2002, the Company announced that its subsidiary, Pinnacle, was awarded a contract to provide the energy storage component of Hydro Tasmania's King Island Renewable Energy Expansion Project. The VRBPower System will provide a continuous output rating of 200kW for 4 Hours and provide short term output of 300kW for 5 minutes to allow time for starting a diesel generator. The purpose of this VRBPower System is to smooth the power output of the wind farm and maximize the use of available wind energy.

In August 2002, the Company entered into a joint venture with Schmitt Industries, Inc. ("Schmitt") to manufacture and market stationery applications of the VRBPower System for the residential and light commercial markets using modules of 1 to 5kW. Schmitt and the Company will each hold a 50%

beneficial interest in the joint venture. The Company will contribute its patented technologies while Schmitt will contribute is facilities, staff and capital as required.

In September, 2002, Vanteck completed by way of private placement, a non-convertible debenture in the principal amount of $250,000 to an arm's length lender. The debenture bears interest at 10% per annum and has a one year term. The Company also issued as a bonus to the lender a total of 266,000 shares. The debenture is secured by a general charge on the assets of the Company and shall become immediately payable in the event that the Company completes financing of $1,000,000 or more. The Company also paid to an arm's length third-party a finders fee of 133,000 shares.

34688

VANTECK (VRB) TECHNOLOGY CORP.

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

02 DEC -3 9:17

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting of Shareholders (the "Meeting") of Vanteck (VRB) Technology Corp. (the "Corporation") will be held at the Crown Plaza Hotel Georgia, York Room, Mezzanine Level, 801 West Georgia Street, Vancouver, British Columbia, on Friday, December 20, 2002, at the hour of 10:00 a.m., for the following purposes:

1) To receive and consider the consolidated financial statements of the Corporation for the fiscal year ended June, 2002 and the Auditor's Report thereon.

2) To fix the number of directors for the ensuing year at four (4).

3) To elect four (4) directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

4) To appoint Deloitte & Touche, Vancouver, Chartered Accountants as auditor of the Corporation and to authorize the directors to fix their remuneration.

5) To approve the Corporation's Incentive Stock Option Plan.

6) To approve a special resolution to change the Corporation's name from Vanteck (VRB) Technology Corp. to VRB Power Corp.

7) To approve an ordinary resolution to approve the new By-laws of the Corporation.

8) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed November 12, 2002 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Pacific Corporate Trust Company of any change in your mailing address.

DATED at Vancouver, British Columbia this 15th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Donald Nicholson"

Donald Nicholson,
President & Chief Executive Officer

VANTECK (VRB) TECHNOLOGY CORP.

Suite 1645 – 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 697-8820 Facsimile: (604) 681-4923

MANAGEMENT INFORMATION CIRCULAR

For the Annual & Special Meeting of Shareholders
To Be Held on Friday, December 20, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Vanteck (VRB) Technology Corp. (the "Corporation") for use at the Annual & Special Meeting of the Members of the Corporation to be held on Friday, December 20, 2002 at the hour of 10:00 a.m.(the "Meeting") and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors of the Corporation at nominal cost. All costs of solicitation by Management will be borne by the Corporation.

The Corporation has also made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Corporation's expense, to unregistered shareholders (beneficial shareholders) of the Corporation who have advised their brokers that they wish to receive such material.

As at June 30, 2002, the Corporation was a "small business issuer" in that its revenues were less than C$25,000,000 and its public float (and market capitalization) was less than C$25,000,000.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxy holders in the accompanying form of proxy are directors of the Corporation and were designated by the Management of the Corporation. **A registered shareholder ("member") wishing to appoint some other person (who need not be a member) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless a properly completed proxy form is received at the office of the Corporation's Transfer Agent and Registrar, Pacific Corporate Trust, 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, Fax (604) 689-8144 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to Vancouver office of Pacific Corporate Trust, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or the Chairman of the Meeting on the day of the Meeting, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders registered on the Corporation's Register of Members can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a depositary for securities on behalf of brokerage houses) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is generally identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Shareholder.

All references to shareholders or members in this Information Circular and the accompanying form of proxy and notice of meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. **If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares for all of the resolutions described herein.**

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

The number of votes required for approval of any matter that will be submitted to a vote of shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no directors or senior officer, past or present, or any associate of affiliate of such person, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation has outstanding as of October 31, 2002, 39,114,927 Class "A" Voting Common shares ("Common Shares"). Only members of record by the close of business on November 12, 2002 (the "Record Date"), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting. A holder of Common Shares is entitled to one vote at the Meeting for each Common share held on the Record Date.

The Articles of the Corporation provide that a quorum for the transaction of business at any meeting of Shareholders shall be two persons present and being, or representing by proxy, members holding not less than one twentieth of the shares which may be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, only the following person beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation:

Name and Address	Number of Voting Securities	% of Outstanding Voting Securities
Federation Group Limited Level 1 – 45 Exhibition Street Melbourne, Victoria 3000 Australia	13,084,428	34%

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ending June 30, 2002, together with the Auditor's Report thereon, (the "Financial Statements") will be presented to Members at the Meeting. The Financial Statements and Directors' Report to Members are being mailed to Members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Shareholders, Notice of Meeting, Information Circular and Proxy will be available from the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, or the Corporation's offices, Suite 1645 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as Directors of the Corporation. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or unless he becomes disqualified to act as a Director.

The following information concerning the respective nominees has been furnished by each of them:

Name and Position with the Corporation	Principal Occupation	Date First Appointed	*No. of Voting Shares Held
Donald Nicholson President, Director & Chief Executive Officer	President and Chief Executive Officer of the Corporation, March 25, 2002 to present; Brown & Root Ltd.. Project Engineer; SNC Group Senior Engineer/Vice President: Atomic Energy of Canada, Vice President; Associated Kellogg Ltd., President and CEO; Comstock International President & C.E.O.; Wright Engineers Limited C.O.O.; Yarrows Limited President & C.E.O.	March 25, 2002	137,000
Russel John Fraser Director	Director of Federation Resources N.L. of Melbourne Australia, June 1997 to present; Director of Sammeta Resources N.L. of E. Hawthorn Australia, October, 1994 to July, 1997; Self employed public accountant, October, 1989 to October, 1994	January, 2000	Indirectly 13,084,428

Name and Position with the Corporation	Principal Occupation	Date First Appointed	*No. of Voting Shares Held
Vincent Sorace Director	Investment Advisor, Pacific International Securities Inc., 1999 to 2002; Investment Advisor, Haywood Securities Inc. 1993 to 1999	November 8, 2002	30,000
Albert Gerry Director	President and Director of Zappa Resources since 1995. Masters of Architecture from the University of Manitoba.	November 8, 2002	172,000

* Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

STATEMENT OF EXECUTIVE COMPENSATION

1. Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and any other senior officers whose total salary and bonus exceeded C$100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end ("Executive Officers"). During the Fiscal year ended June 30, 2002 the Corporation had four Executive Officers, namely, Rodney Duncan, Michael Iannacone, Donald Nicholson and Gavin Cooper (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years.

2. Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/SARs Granted (#)* [2]	*Restricted Shares ($)*	*All other Compensation ($)*
Rodney Duncan President, CEO	2000[1] 2001 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	340,000 Nil Nil	$0.00 $0.00 $0.00	$42,000[2] $120,000[2] $97,000[2]
Michael Iannacone Chief Financial Officer & Director	2000[1] 2001 2002	Nil Nil Nil	Nil Nil Nil	Nil 90,000 [1] Nil	70,000 Nil Nil	$0.00 $0.00 $0.00	$7,250[3] $16,500[3] $47,146[3]
Donald Nicholson President, CEO	2002	Nil	Nil	Nil	Nil	$0.00	$85,097[4]

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/SARs Granted (#)* (2)	*Restricted Shares ($)*	*All other Compensation ($)*
Gavin Cooper Chief Financial Officer	2002	Nil	Nil	Nil	Nil	$0.00	$30,000(3)

Notes:

(1) Eight months ended

(2) Management Fees paid and/or accrued to International Bancor Holdings Ltd.

(3) Professional fees

(4) Management Fees paid and/or accrued to MTI Holdings Ltd.

3. Incentive Stock Options

The Corporation may grant incentive stock options from time to time to directors, officers, employees or consultants of the Corporation or its affiliates.

4. Option Grants During the Most Recently Completed Financial Year

There were no options granted to the Named Executive Officers during the most recently completed financial year.

5. Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

There were no option exercises by the Named Executive Officers during the most recently completed financial year.

6. Options Expired/Cancelled During the Most Recently Completed Financial Year

On April 26, 2002, the Corporation announced the cancellation of the grant of aggregate 490,000 employee incentive stock options. Rodney Duncan and Michael Iannacone's stock options were cancelled in their entirety.

7. Compensation of Directors

For the year ended June 30, 2002, no amounts were paid to directors in consideration for their position as director of the Corporation. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Corporation in their capacity as directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of any officer, director, nominee, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Corporation, no director or senior officer of the Corporation or of its subsidiary, nor any of their associates or affiliates, has since the commencement of the Corporation's last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Corporation or in any proposed transaction which has or would materially affect the Corporation. Other than as set forth in this Information Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

APPOINTMENT OF AUDITOR

The persons name in the enclosed Instrument of Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, as Auditors of the Corporation to hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP were first appointed in 1992.

OTHER MATTERS

1. Stock Option Plan

The Corporation has approved the establishment of a stock option plan (the "Plan") as an incentive for directors, officers, key employees and consultants, whereby non-assignable options may be granted by the Board of Directors of the Corporation enabling directors, officers, key employees and consultants to purchase shares of any class, type or series authorized by the Corporation for a term not exceeding five years at an exercise price not less than the market price of common shares of the Corporation. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase pans) is limited to 7,800,000 common shares in the aggregate, and 5% of the issued capital with respect to any one optionee, at the date of the grant. Options granted under the Plan have a vesting schedule in accordance with the rules of the TSX Venture Exchange, and are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The exercise price of any options granted under the Plan will be determined by the Board of Directors, but shall not be less than the closing price of the Corporation's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX Venture Exchange. The Plan is subject to receipt of Exchange approval. Reference should be made to the full text of the Plan, which will be made available for review at the Meeting.

2. Name Change

The Corporation proposes to change its name from "Vanteck (VRB) Technology Corp." to "VRB Power Corp.". At the meeting, shareholders will be asked to consider, and if thought fit, pass a special resolution approving a change in the name of the Corporation to "VRB Power Corp." The special resolution is attached hereto as Schedule "A".

3. Approval of New General By-laws

On August 26, 2002, the directors of the Corporation approved a new By-law #1 (the "By-law") relating generally to the transaction of the business and affairs of the Corporation and which reflects amendments to the Canada Business Corporations Act (the "CBCA"). The By-law, which took effect on the date of its adoption by the Board of Directors, is subject to confirmation by the shareholders at the Meeting, failing which it will cease to be effective. The By-law repeals all other by-laws of the Corporation that were in force upon its effective date.

In general, the By-law has been drafted to reflect amendments made to the CBCA. The By-law now permits, but does not require, meetings of shareholders to be conducted entirely by means of telephonic, electronic or other means of communication. Also as contemplated by the recent CBCA amendments, the scope of the indemnification provisions has been expanded to cover a broader range of individuals, and proceedings, subject to the provisions and limitations of the CBCA.

The resolution to confirm the By-law must be passed, with or without amendment, by at least a majority of the votes cast in respect hereof. The full text of the By-law will be available for inspection by shareholders at the Corporation's offices during regular business hours at any time prior to the Meeting Date. The Board of Directors believes that the resolution is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the resolution. The resolution is attached hereto as Schedule "B".

OTHER MATTERS

Management of the Corporation knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

DIRECTORS' APPROVAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and the sending of the notice of meeting and this information circular have been approved by the Board of Directors of the Corporation.

DATED this 15th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Donald Nicholson"

Donald Nicholson
President and Chief Executive Officer

"Gavin Cooper"

Chief Financial Officer

SCHEDULE "A"

SPECIAL RESOLUTION TO CHANGE THE CORPORATION'S NAME

"**BE IT RESOLVED**, as a special resolution that:

1. The name of the Corporation be changed from Vanteck (VRB) Technology Corp." to "VRB Power Corp." and that the Corporation's Articles be amended accordingly;

2. Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation be and are hereby authorized an empowered to revoke this resolution and to abandon the name change at any time prior to the certification of articles of amendment without further approval of the shareholders of the Corporation; and

3. Any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

SCHEDULE "B"

RESOLUTION TO APPROVE NEW BY-LAWS OF THE CORPORATION

"**BE IT RESOLVED**, that By-law No. 1 of the Corporation in the form made by the board of directors of the Corporation is hereby confirmed without variation or amendment."

BOWNE
PRINTED IN CANADA

Proxy

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF VANTECK (VRB) TECHNOLOGY CORP.

TO BE HELD AT THE CROWNE PLAZA HOTEL GEORGIA, YORK ROOM, MEZZANINE LEVEL, 801 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, DECEMBER 20, 2002, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Donald Nicholson, Director of the Company, or failing this person, Vincent Sorace, a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Deloitte & Touche, LLP, Chartered Accountants, as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at four (4)			N/A
4. To elect as Director, Donald N. Nicholson		N/A	
5. To elect as Director, R. John Fraser		N/A	
6. To elect as Director, Vincent Sorace		N/A	
7. To elect as Director, Albert Gerry		N/A	
8. Approval of Incentive Stock Option Plan			
9. Approval of a special resolution to change the Corporation's name from Vanteck (VRB) Technology Corp. to VRB Power Corp.			
10. Approval of adopting the Corporation's new By-laws			
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

34688

34688

Supplemental Mailing List Return Card (National Instrument 54-101)

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:
www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder:

VANTECK (VRB) TECHNOLOGY CORP.

Must be completed. (Please Print)

Name: ______________________________

Address: ______________________________

City/Prov/State/ Postal Code: ______________________________

Preferred Method of Communication: Email_____ Mail_____

Signature: ______________________________

Date: ______________________________

Email Address: ______________________________